United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: UnitedHealth Group, Inc.

Name of persons relying on exemption: The Educational Foundation of America

Address of persons relying on exemption: 4801 Hampden Lane, Suite 106, Bethesda MA 20814

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	UnitedHealth Group, Inc. Shareholders
RE:	Item No. 6 (“Political Spending Misalignment Report”)
DATE:	May 25, 2023

CONTACT:	Shelley Alpern, Rhia Ventures at Corporate.Engagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Educational Foundation of America is not able to vote your proxies, nor does this communication contemplate such an event. The Educational Foundation of America urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

1

The Educational Foundation of America urges shareholders to vote YES on Item No. 6 on the 2023 proxy ballot of UnitedHealth Group, Inc. (“UHG” or “the Company”). The Resolved clause states:

Shareholders request that UHG publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the identified incongruencies have led to a change in future expenditures or contributions.

About The Educational Foundation of America

The Educational Foundation of America (EFA) is a private family foundation supporting creative initiatives working toward sustainability, justice, and equity, through grant making and impact investing. It supports nonprofit organizations working in the arts, the environment, democracy, food security, and reproductive health and justice.

We are long-term shareholders in UHG. We support this shareholder proposal because it is apparent that recipients of the Company’s political contributions are working actively to undermine access to its products or support policies that run contrary to some of UHG’s corporate responsibility initiatives -- and in some cases, both.

Set forth below are our reasons for supporting Item No. 6.

Summary

Our proposal provides several examples where UHG has been supporting politicians and political organizations whose priorities conflict with UHG’s organizational objectives. The examples chosen are not exhaustive. Investors would be well served by a greater accounting of why the Company chooses to donate money to candidates and organizations advocating for policies that harm these objectives and jeopardize UHG’s reputation and brand in addition its organizational goals.

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our deeply divided and highly volatile political environment, shareholders must insist upon a more responsible and coherent political spending strategy.

2

UnitedHealth Group’s Incongruency Problem

1.	Health Care Policy

In its opposition statement to this proposal, UHG states that it grounds its political contributions in three core public policy priorities: achieving universal coverage, improving health care and actionable policy solutions. The Company’s document “A Path Forward” also lists as priorities improving health care affordability, enhancing the health care experience, and driving better outcomes.1

Yet between 2017 and 2020, UHG contributed $155,000 to the organization leading efforts to strike down the Affordable Care Act (ACA), the Republican Attorney Generals Association.2

In its first ten years, the ACA expanded health care coverage to 20 million Americans,3 many of them served directly by UHG.

UHG has also been supporting politicians working to undermine access to reproductive health care. Most UHG plans offer group clients to insure abortion where it is legal to do so. But based on publicly available records, we estimate that in the 2020 and 2022 two election cycles, the company and its employee PAC donated at least $5.3 million to politicians and political organizations working to weaken abortion access.4 For example, this sum includes:

•	Approximately $100,000 to legislators who voted for Texas SB 8[5], which made it illegal to insure in-state abortions beyond 6 weeks of pregnancy.
•	A $1,000 contribution to a state lawmaker who recently co-sponsored a bill to punish abortion with the death penalty.[6]

At least 80% ($1.2 million) of UHG’s contributions in the South went to anti-abortion politicians in the 2020-22 election cycles.7

_____________________________

1 https://www.unitedhealthgroup.com/newsroom/research-reports/the-path-forward.html.

2 https://www.unitedhealthgroup.com/people-and-businesses/standards.html.

3 “10 Ways the ACA Has Improved Health Care in the Past Decade,” Center for American Progress, 3.23.23 at https://www.americanprogress.org/article/10-ways-aca-improved-health-care-past-decade/.

4 Data analysis was prepared for the proponent by Sustainable Investments Institute.

5 Ibid.

6 “South Carolina GOP Lawmakers Consider Death Penalty for People Who Have Abortions,” USA Today, 3.14.23. at https://bit.ly/3Uu6KXE, and UnitedHealth Group U.S. Political Contributions and Related Activity Report 2020 at https://www.unitedhealthgroup.com/people-and-businesses/standards.html.

7 Divided States of America: Heavily Tilted Company Support for State Abortion Ban Politicians, Sustainable Investments Institute, 10.17.22 at https://siinstitute.org/reports.html. The data covers the 2020 to 2022 election cycle as of mid-2022.

3

2.	Support for Antidemocratic Politicians

Following the January 6, 2021 attack on the Capitol, UHG said it would pause political donations to federal candidates “to ensure they continue to align with our company’s values.”8 The pause didn’t last, despite the fact that none of these politicians have renounced their actions on that day. The watchdog group Accountable.US has tracked $219,000 in Company contributions to 42 members of the House who denied election certification on January 6.9

3.	Support for Politicians Obstructing Progress on Climate Change

UnitedHealth has stated:

A healthy planet is the foundation for a healthy society, down to the water we drink and the air we breathe. We have the opportunity to contribute to a stable climate and improve planetary health while building a better health care system for future generations. Recognizing the risks climate change poses to human health, we are committed to setting net-zero science-based emission reduction targets through the Science Based Targets initiative (SBTi) to ensure our actions are based on current climate science.10

Still, the Company is a member of the U.S. Chamber of Commerce, a powerful opponent of climate regulations that promotes regulatory frameworks that would slow the transition towards a lower-carbon economy.

As reported by the Change the Chamber Coalition, the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. Actions in 2021 included: issuing statements and amicus briefs in support of fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to call for drilling on federal lands and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change.11

In 2022, the Chamber continued to undermine climate change advocacy efforts. InfluenceMap, a think tank that monitors corporate climate lobbying, found that in 2022, 25 out of 39 policy positions the Chamber took on climate policy last year were negative.12 The Chamber has continued to oppose legislative and regulatory attempts at climate regulation, including the Inflation Reduction Act. InfluenceMap explained that “there has been no material improvement in the US Chamber’s climate change lobbying over the past 5 years, despite an evolution in the group’s high-level PR messaging around climate.”13

_____________________________

8 “The dam breaks,” Popular Information, 1.12.21 at https://bit.ly/3MCpGQI.

9 UNH-Political-Contributions-Report-2021.pdf.

10 https://sustainability.uhg.com/environmental-health/net-zero-operations.html.

11 Change the Chamber Coalition, “A Summary of Environmental & Climate Action Obstruction by the U.S. Chamber of Commerce 2021,” at https://bit.ly/3FsKCWa.

12 “Dissecting the Chamber’s stance on climate policies,” Politico, 2.16.23 at https://politi.co/3MGNdjA.

13 “The U.S. Chamber of Commerce and Climate Policy: An InfluenceMap Briefing,” InfluenceMap, March 2022 at https://bit.ly/3EbL9va.

4

Other companies have taken action to address incongruences between the Chamber’s views and their own. For example, after the Chamber filed a lawsuit against the Environmental Protection Agency (EPA) for its ruling on regulating greenhouse gas emissions, Nike Inc. stepped away from its membership, stating that it “fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the Environmental Protection Agency is inconsistent with our view that climate change is an issue in need of urgent action.”14 Over 100 companies have quit the Chamber of Commerce as a result of its climate change position.

Further, a Bloomberg analysis found that between 2018 and 2020, for every dollar UHG contributed to climate-friendly members of Congress, it donated $1.67 to members characterized as “ardent obstructionists” of proactive climate policy.15

4.	Anti-LGBTQ Policy

UHG boasts a perfect score on the Corporate Equality Index, which rates companies on LGBTQ workplace policies. The 2021 Sustainability Report lists examples of “partnering with organizations that support LGBTQ+ equality” among the Company’s diversity, equity and inclusion initiatives.

Yet the Company has been a top supporter of attorney generals seeking to revoke LGBTQ civil rights. UHG was a top donor to former Arizona Attorney General Mark Brnovich, a staunch proponent of the state’s gay marriage ban. It was also a top donor to Georgia Attorney General Chris Carr, a supporter of former President Trump’s “religious freedom” rules that permitted government-sanctioned discrimination of LGBTQ individuals.16

These donations conflict with UnitedHealth Group’s aspirations to provide a supportive environment for its LGBTQ employees.

_____________________________

14 “Abandoning Ship: Nike Quits Chamber Board Over Climate Change Stance,” CBS News, 9.30.09, at https://cbsn.ws/3snU08i.

15 “American Politicians Who Vote Against Climate Get More Corporate Cash,” Bloomberg News, 10.23.20.

16 “Despite Declaring Support for Pride, Corporations Spent Big on Attorneys General Who’ve Propped Up Anti-LGBTQ Policies,” Accountable US Research Report, 6.27.22, at bit.ly/3oyKYXu.

5

Why a YES Vote is Warranted

The examples above provide illustrations of why we believe UHG is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and values. The list is not exhaustive.

The Supreme Court has interpreted the Constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. It is appropriate for shareholders to insist upon a more responsible and coherent political spending strategy.

In its opposition statement, UHG acknowledges that it “might not agree with every position taken by each recipient of a political contribution.” We agree that full alignment is neither possible nor practicable, and that is not the aim of the proposal. The aim of the requested reporting is to demonstrate to shareholders that the question of values alignment is balanced against the pressures of short-term political expediency.

UHG’s current disclosures reveal the disposition of the company’s political dollars, and they reveal a pattern of political spending which continuously compromises important elements of the company’s professed values and threatens the achievement of organizational priorities.

In a 2021 speech, then-acting SEC Allison Herren Lee Chair reaffirmed the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.17

Inconsistency can pose risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to their impacts on communities, employees, and the environment. While intangible, reputation matters. A survey of 2,200 global executives worldwide in 2021 found that, on average, global executives attribute 63% of their company’s market value to their company’s overall reputation.18

_____________________________

17 Allison Herren Lee, “A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” March 15, 2021 at https://bit.ly/3vXEH6D.

18 The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.

6

Addressing misalignment is the next step in corporate political spending. More than 30 “values congruency” proposals were filed at companies in 2023. The CPA’s Model Code of Conduct for Corporate Political Spending added a plank in 2021 calling for a congruency review to be considered by boards of directors. And the recently released Erb Principles for Corporate Political Responsibility calls for companies to:

[P]rovide transparency in their political activities, publicly reporting on their Corporate Political Responsibility oversight processes and policies, all direct political spending, spending through trade associations or other third parties influencing on their behalf, and any actions to address misalignments….19

Several companies have started to report on misalignment, showing that implementation of the proposal is feasible and welcomed by investors. CSX, Heidelberg and Woodside Energy have produced reports on trade association misalignment, and this spring, it was announced that AT&T,20 in response to a similar shareholder proposal, will report aggregated information that will convey the extent to which its political contributions align with the company’s public policy and sustainability priorities. Cigna has agreed to do similar reporting.21

In sum, preparing the requested report will help ensure that UHG does more to monitor its political expenditures so that they do not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, employee support and morale, brand, values, and corporate responsibility initiatives.

Vote “Yes” on Shareholder Proposal No. 6.

For questions, please contact Shelley Alpern at shelley@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER OF THIS SOLICITATION. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO THE EDUCATIONAL FOUNDATION OF AMERICA. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

_____________________________

19 “The Erb Institute Principles on Corporate Political Responsibility,” at https://erb.umich.edu/wp-content/uploads/2023/03/Erb-Principles-for-CPR_v1_0.pdf.

20 “AT&T Commits to Political Spending Transparency for Shareholders and Customers,” 4.4.23 at https://bit.ly/4342dPt.

21 “Cigna Commits to Strengthening Transparency of Political Contributions,” 4.26.23 at https://www.cleanyield.com/cigna-commits-to-strengthening-transparency-of-political-contributions/.

7